UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: November 20, 2006
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM ACQUIRES ARMENIAN TELECOM OPERATOR

Moscow and New York (November 20, 2006) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) today announced that it has completed the purchase of 90% of Armenian telecom operator CJSC ArmenTel from Hellenic Telecommunications Organization SA (Greece) for a cash purchase price of €341.9 million and assumption of approximately €40 million of net debt and obligations.

The transaction was unanimously approved by the Public Services Regulation Commission of Armenia on November 14, 2006.

ArmenTel is a fixed-line and mobile operator in Armenia with licenses in the GSM-900 and CDMA standards. ArmenTel’s subscriber base includes approximately 600,000 fixed-line subscribers and 400,000 GSM subscribers.

VimpelCom is discussing a potential acquisition of the remaining 10% of ArmenTel, which is currently held by the Armenian Government, but no assurance can be given that VimpelCom will be able to acquire the 10% interest or as to the terms of any such acquisition.

The VimpelCom Group includes cellular companies operating in Russia, Kazakhstan and recently acquired cellular operators in Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. The VimpelCom Group’s cellular license portfolio covers a territory with a population of about 240 million. This includes 78 regions of Russia (136.5 million people, representing 94% of the Russia’s population), and the entire territory of Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, and Armenia. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

The foregoing contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the intended benefits to VimpelCom and its shareholders from this transaction and events that may occur following the ArmenTel acquisition, including VimpelCom’s ability to obtain the remaining 10% of ArmenTel. These statements are based on management’s best assessment of ArmenTel’s strategic and financial position, the regulatory environment and on future market conditions and trends. These statements involve risks and uncertainties. There can be no assurance that VimpelCom will obtain the remaining 10% of ArmenTel or as to the terms of any such acquisition or whether ArmenTel will be able to maintain its exclusivity rights to certain services. The actual outcome of the acquisition may differ materially from management’s expectations as a result of unforeseen developments from competition, governmental regulations of the telecommunications industry, general political uncertainties in Russia, Armenia and the CIS and general economic developments in Russia, Armenia and the CIS and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005

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and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in the foregoing, or to make corrections to reflect future events or developments. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout the above report and filings and investors, therefore, should not place undue reliance on any such forward-looking statements.

For more information, please contact:

Valery Goldin	Peter Schmidt/Michael Polyviou
VimpelCom (Moscow)	Financial Dynamics
Tel: 7(495) 974-5888	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com